Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stormalong Cider Inc.
12 SEWALL BROOK LANE
SHERBORN, MA 01770
stormalong.com

Up to $123,986.02 in Series Seed-2 Preferred Stock at $11.02
Minimum Target Amount: $123,986.02

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Stormalong Cider Inc.
Address: 12 SEWALL BROOK LANE , SHERBORN, MA 01770
State of Incorporation: DE
Date Incorporated: September 17, 2021

Terms:

Equity

Offering Minimum: $123,986.02 | 11,251 shares of Series Seed-2 Preferred Stock
Offering Maximum: $123,986.02 | 11,251 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $11.02
Minimum Investment Amount (per investor): $341.62

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed-2 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed-2 Preferred Stock.

Investment Incentives and Bonuses*

Time-Based

Invest $500 within the first 2 weeks and receive 5% bonus shares

Invest $10,000 within the first 2 weeks and receive 8% bonus shares

Invest $20,000 within the first 2 weeks and receive 10% bonus shares

Amount-Based

$500

Stormalong Cap, Pint Glass; 15% off tasting room and DTC purchases 2025

$1000

Stormalong Cap, Pint Glass; $50 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; $2500; Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$2500

Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$5000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 2 x $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025, 2026; Rare Apple Cider Club releases calendar year 2025, 2026

$10,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 5 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime

$20,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 10 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialities. Cidermaking apprenticeship with the Stormalong team in Millis, MA* (travel not included)

$50,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 20 x $100 Stormalong Gift Cards; 20% off tasting room and DTC purchases lifetime; Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialties. Make your own style of cider with the Stormalong team. Private party for 30 at our new tasting room.

<u>Loyalty Perk</u>

Exclusive members will receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Stormalong Cider Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $11.02 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,102. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Stormalong Cider, Inc. (or the "Company") is a Massachusetts-based craft cider company producing a wide range of ciders focused on apple quality and character. We are committed to excellence in hard cider and have built our brand, team, and intellectual property in preparation for continued expansion of our business and reputation. In 2022, Stormalong Cider Inc. grew to the #3 hard cider brand in Massachusetts, which is a top U.S. market for cider. We started with our flagship Legendary Dry and have expanded our product line to include five core ciders as well as seasonal and limited release offerings. Our products have continued to grow year over year through their respective sales platforms – national and local retailers, bars, restaurants as well as our D2C platform.

Corporate History

The Company was originally founded as Stormalong Cider LLC on February 3, 2014 in the state of Massachusetts. Stormalong Cider, Inc. was incorporated on September 17, 2021, in the state of Delaware. Also on September 17, 2021, the Company executed a contribution agreement that made the prior LLC entity a wholly-owned subsidiary of Stormalong Cider, Inc.

Competitors and Industry

Competitors

Stormalong Cider operates in a highly competitive craft cider market. Notable competitors include:

Angry Orchard: The largest hard cider brand in the U.S., owned by Boston Beer Company. Known for its mass-market appeal.

Stella Artois Cidre: A mass market cider brand owned by Anheuser-Busch InBev, competing with Angry Orchard and other mainstream cider.

Blake's Hard Cider: An emerging national brand that appeals to cider drinkers seeking diverse, fruity flavors.

Downeast, Citizen Cider, and 1911: Regional cider brands with a strong presence in the Northeast.

Other Massachusetts Cider Companies: Locally, Stormalong competes against Carlson Orchards and High Limb Cider, which are local players in the craft cider space in New England.

Industry

The hard cider market in the U.S. is experiencing regional growth, driven by increased demand for craft beverages that offer authenticity and natural ingredients. Some key industry trends include:

Craft and Local Sourcing: Consumers are leaning towards brands that highlight local ingredients, sustainability, and craft methods.

Health-Conscious Alternatives: Hard ciders that are gluten-free, low-sugar, and use no artificial flavors appeal to health-conscious consumers.

Growing Cider Market: The global cider market was valued at $14.2 billion in 2023 with the U.S. cider market valued at approximately $1 billion in 2022, with a particular emphasis on regional craft producers growing larger share of the market.

Current Stage and Roadmap

Current Stage

Stormalong Cider has demonstrated consistent growth, with key achievements to date:

Revenue Growth: The Company generated $2.77M in revenue in 2022, and $3.07M in 2023, showing steady year-over-year growth.

Top 3 Hard Cider Brand in Massachusetts: Stormalong is ranked the #3 hard cider brand in Massachusetts, a significant achievement in one of the top cider markets in the U.S.

Widespread Distribution: Stormalong's ciders are available in over 3,000 on- and off-premise locations, including major retailers like Costco, Trader Joe's, Whole Foods, Total Wine, and Wegmans.

Direct-to-Consumer Success: Stormalong has built a strong direct-to-consumer (D2C) platform, selling its products at farmers' markets and through an e-commerce site, as well as via the growing Rare Apple Club.

Recognition and Industry Affiliations: The Company's founder, Shannon Edgar serves on the Board of Directors of the American Cider Association and has received significant press coverage from outlets like the Boston Globe and Boston Magazine, as well as trade focused articles in organizations such as Brewbound and Cidercraft Magazine.

Roadmap

Stormalong Cider plans to further capitalize on its growth trajectory with several key initiatives:

Expansion into New Markets: With proven success in Massachusetts and other New England states, Stormalong intends to strategically expand distribution throughout the U.S., targeting states with high cider consumption and growth potential.

Opening a Tasting Room: Stormalong is raising funds to build a dedicated tasting room to enhance the customer experience, build community, and boost direct-to-consumer sales.

New Production Facility: A state-of-the-art production facility in Millis, MA, is slated to open in 2025. This facility will allow the Company to significantly increase production and meet growing demand.

Continued Innovation: Stormalong plans to release new cider varieties and other innovative products that appeal to a wide range of customers. This includes non-alcoholic cider products. The brand's Rare Apple Club, which highlights specific apple cultivars, is also a focus for future growth.

Sustainability and Local Sourcing: Stormalong will continue to strengthen its relationships with local apple farmers and reinforce its commitment to sustainability, using only 100% real, whole apples, no apple juice concentrate.

The Team

Officers and Directors

Name: Shannon Edgar

Shannon Edgar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & CEO
  Dates of Service: March, 2014 - Present
  Responsibilities: Founder managing and executing all aspects of Stormalong. Salary: $150,000

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed-2 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make

hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shannon Edgar	693,500	Common Stock	65.95%
Paragon Group Inc. (100% owned by Edgar Family)	306,500	Common Stock	29.15%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,251 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 1,300,000 with a total of 1,063,349 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 63,349 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 51,586 with a total of 51,586 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 152,036 with a total of 0 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on the material rights of authorized securities, please see the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Series Seed-2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,774,604 compared to $3,072,683 in fiscal year 2023. This was primarily driven by expanded distribution channels and higher sales volumes. The Company successfully grew its retail footprint, with new partnerships in major stores like Costco and Trader Joe's, alongside increased demand at local farmer's markets and direct-to-consumer platforms. The introduction of new product lines in 2023 also contributed to this growth.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,954,100 compared to $2,006,287 in fiscal year 2023. The slight increase in the cost of sales, about 2.7%, was largely due to continued inflationary pressures on raw materials, particularly apples, and packaging materials. While supply chain issues that impacted 2021 and 2022 began to stabilize, ongoing freight and energy costs remained higher than pre-pandemic levels. However, the Company managed to mitigate some of these expenses through better supplier contracts and operational efficiencies.

Gross Margins

Gross margins for fiscal year 2022 were $820,504 compared to $1,066,395 in fiscal year 2023. Gross margins improved from 2022 to 2023 due to a combination of increased revenue and more efficient cost management. This resulted in a gross margin percentage increase from approximately 29.6% in 2022 to 34.7% in 2023. The stabilization of raw material and packaging costs, coupled with operational optimizations, contributed to this margin improvement.

Expenses

Expenses for fiscal year 2022 were $651,666 compared to $765,684 in fiscal year 2023. The increase in expenses between 2022 and 2023 was driven by the Company's expansion efforts, including higher marketing costs to support its new distribution channels and product lines. Additional expenses were incurred for personnel to support the growth in operations, particularly in sales and logistics. The Company also made investments in upgrading its technology and supply chain infrastructure to prepare for future scaling.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because we have established a strong foundation with major retailers and a growing direct-to-consumer base. Past cash was primarily generated through sales, with additional funding through equity investments. Our goal is to open a tasting room, which will generate additional cash flow and provide a stronger direct connection with our customer base. We expect future cash flows to be stronger as we expand into new markets and further increase our production capacity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company had capital resources available in the form of a $250K line of credit from Northern Bank and Trust Co, a $157K promissory note, and $259,595 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the build-out of a new production facility and tasting room and the expansion into additional retail markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company generates substantial revenue, and can continue to operate for the foreseable future based on this revenue. The company will need to raise substantial capital to put towards construction on their new production facility to continue operations, or move to a contract production model.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for the next 1-3 years. This is based on a current monthly burn rate of approximately $200,000, with additional investments made into the tasting room build-out and expanding the distribution footprint.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has additional financing available through lenders in the form of term loans, additional lines of credit, and SBA loans.

Indebtedness

- Creditor: PPP Loan
  Amount Owed: $51,500.00
  Interest Rate: 1.0%
  This loan was forgiven.

- Creditor: Northhern Bank SBA
  Amount Owed: $240,922.00
  Interest Rate: 10.25%
  On March 28, 2022, the Company entered into a SBA7A loan agreement with Northern Bank to purchase a canning line and other equipment. The interest rate is 10.25% per annum. The total outstanding balance as of November 1, 2024 is $240,922. The entire balance is classified as current and the maturity date is August 26, 2030.

- Creditor: Northern Bank
  Amount Owed: $249,118.25
  Interest Rate: 10.0%
  On March 28, 2022, the Company entered into a Line of Credit and term loan agreement with Northern Bank. The credit facility size is $249,118. The interest rate is 10.00% per annum. The total outstanding balance as of November 1, 2024 is The entire balance is classified as current and there is not a maturity date set.

Related Party Transactions

- Name of Person: Shannon Edgar
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: During the year ended December 31, 2023, the Company obtained a loan from of its shareholders, Shannon Edgar in the amount of $60,000
  Material Terms: The entire balance is classified as current as it has no maturity set. This loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stood at $54,276 and $0, respectively.

- Name of Entity: Paragon Group, Inc.
  Names of 20% owners: The Edgar Family
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the years ended December 31, 2023, and December 31, 2022, the Company obtained a loan from one of its shareholders, Paragon Group Inc., amounting to $707,050.
  Material Terms: The entire balance is classified as current, as it has no set maturity date, and the loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $707,050 and $308,484, respectively.

Valuation

Pre-Money Valuation: $12,286,583.70

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (1,266,971 shares) includes 1,203,6222 shares issued and 63,349 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $123,986.02 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $123,986.02, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, and market testing. This will allow us to stay competitive and continue innovating in the hard cider market by introducing new flavors and product lines tailored to consumer preferences.

- Inventory
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company's cider products in preparation for expansion into new markets and increased distribution with key retail partners such as Costco, Trader Joe's, and Whole Foods. This will ensure we have the necessary supply to meet growing demand.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, and Customer Service. These roles are critical for scaling the business and managing increased sales and distribution. Wages will be commensurate with training, experience, and position.

- Working Capital
  33.5%
  We will use 33.5% of the funds for working capital to cover expenses for the tasting room build-out, as well as ongoing day-to-day operations of the Company. This will ensure that we can meet operational costs while continuing to invest in growth and expansion opportunities.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at stormalong.com (stormalong.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stormalong-cider

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Stormalong Cider Inc.

[See attached]

STORMALONG CIDER, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

    Consolidated Balance Sheets 2

    Consolidated Statements of Operations 3

    Consolidated Statements of Changes in Stockholders' Equity 4

    Consolidated Statements of Cash Flows 5

    Notes to Consolidated Financial Statements 6



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stormalong Cider, Inc.
Sherborn, Massachusetts

We have reviewed the accompanying consolidated financial statements of Stormalong Cider, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

June 19, 2024
Los Angeles, California

STORMALONG CIDER INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	259,595	$	137,775
Accounts Receivable, net		367,439		216,643
Inventory		904,552		881,684
Due from Related Parties		-		9,724
Prepaids and Other Current Assets		41,801		8,000
Total Current Assets		1,573,387		1,253,826
Property and Equipment, net		764,184		975,137
Intangible Assets		248,357		222,073
Right-of-Use Assets		28,909		60,576
Total Assets	$	2,614,837	$	2,511,613
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	214,474	$	64,229
Credit Cards		110,684		96,402
Current Portion of Loans and Notes		46,029		79,259
Current Portion of Lease Liability		28,909		-
Line of Credit		223,949		245,297
Related Party Loans		761,325		308,484
Total Current Liabilities		1,385,369		793,670
Promissory Notes and Loans		157,497		205,708
Lease Liabilities, net of current portion		-		60,576
Total Liabilities		1,542,866		1,059,955
STOCKHOLDERS EQUITY				
Common Stock		100		100
Preferred Stock		5		5
Additional Paid in Capital		2,280,019		2,280,019
Shareholder Distribution		(86,435)		-
Retained Earnings/(Accumulated Deficit)		(1,121,718)		(828,465)
Total Stockholders' Equity		1,071,971		1,451,658
Total Liabilities and Stockholders' Equity	$	2,614,837	$	2,511,613

See accompanying notes to financial statements.

STORMALONG CIDER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 3,072,683	$ 2,774,604
Cost of Goods Sold	2,006,287	1,954,100
Gross Profit	1,066,395	820,504
Operating Expenses		
Operating Expenses	1,052,263	765,684
Total Operating Expenses	1,052,263	765,684
Net operating Income/(Loss)	14,132	54,820
Interest Expense	24,737	16,454
Depreciation and Amortization	282,647	254,530
Net Income/(Net Loss) after Depreciation and Interest Expense	$ (293,253)	$ (216,164)

See accompanying notes to financial statements.

STORMALONG CIDER INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	1,000,000	$ 100	51,586	$ 5	$ 2,280,019	$ -	$ (612,302)	$ 1,667,822
Net Income/(Loss)							(216,164)	(216,164)
Balance—December 31, 2022	1,000,000	$ 100	51,586	$ 5	2,280,019	-	$ (828,465)	$ 1,451,658
Shareholder Distribution						(86,435)		(86,435)
Net Income/(Loss)							(293,253)	(293,253)
Balance—December 31, 2023	1,000,000	$ 100	51,586	$ 5	$ 2,280,019	$ (86,435)	$ (1,121,718)	$ 1,071,971

See accompanying notes to financial statements.

STORMALONG CIDER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(293,253)	$	(216,164)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		282,637		254,530
Amortization of ROU Assets		31,668		28,666
Changes in operating assets and liabilities:				
Accounts Receivable, net		(150,796)		(112,868)
Inventory		(22,868)		(45,594)
Prepaids and Other Current Assets		(33,801)		(8,000)
Due from Related Parties		9,724		114,982
Accounts Payable		150,245		(12,383)
Operating lease liability		(31,668)		(28,666)
Credit Cards		14,282		70,791
Net cash provided/(used) by operating activities		(43,830)		73,959
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(71,684)		(161,428)
Purchase of Intangible Assets		(26,284)		(222,073)
Net cash provided/(used) in investing activities		(97,967)		(472,743)
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		(21,348)		245,297
Borrowing on Related Party Loans		452,842		308,484
Borrowing on Promissory Notes and Loans		(81,442)		(172,691)
Shareholder Distribution		(86,435)		
Net cash provided/(used) by financing activities		263,617		441,665
Change in Cash		121,820		42,881
Cash—beginning of year		137,775		94,894
Cash—end of year	$	259,595	$	137,775
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	24,737	$	16,454
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Stormalong Cider Inc. was incorporated on September 17, 2021 in the state of Delaware. Stormalong Cider LLC is a wholly owned subsidiary which was incorporated on February 3, 2014 in the state of Massachusetts. The consolidated financial statements of Stormalong Cider, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sherborn, Massachusetts.

Stormalong Cider Inc. is a Massachusetts-based craft cider company producing a wide range of ciders focused on apple quality and character. We are committed to excellence in hard cider and have built our brand, team, and intellectual property in preparation for continued expansion of our business and reputation. In 2022, Stormalong Cider Inc. grew to the #3 hard cider brand in Massachusetts, which is a top U.S. market for cider. We started with our flagship Legendary Dry and have expanded our product line to include five core ciders as well as seasonal and limited release offerings. Our products have continued to grow year over year through their respective sales platforms – national and local retailers, bars, restaurants as well as our D2C platform.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions   and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss was not material to the consolidated financial statements.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5-7 years
Leasehold Improvements	15 years
Computers	5 years
Tractor	5-7 years
Process Tanks	5-7 years
Apple Trees	5-7 years
IBC Totes	5-7 years

Intangible Assets

Intangible assets include brand research and development costs which are indefinitely lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Stormalong Cider Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cider products.

Cost of sales

Costs of goods sold include the cost of raw materials, subcontractors, supplies, materials, storage, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 19, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Finished Goods		462,179		462,179
Raw Inventory		442,373		419,505
Total Inventory	$	**904,552**	$	**881,684**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consists primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	8,000	8,000
Deposit on Equipment	33,801	-
Total Prepaids and Other Current Assets	$ 41,801	$ 8,000

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Machinery & Equipment	$ 1,078,837	$ 1,026,849
Leasehold Improvements	784,243	764,547
Computers	8,077	8,077
Tractor	34,500	34,500
Process Tanks	339,105	339,105
Apple Trees	7,649	7,649
IBC Totes	8,740	8,740
Property and Equipment, at Cost	2,261,151	2,189,467
Accumulated Depreciation	(1,496,967)	(1,214,330)
Property and Equipment, Net	$ 764,184	$ 975,137

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $282,637 and $254,530, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Brand - R&D costs	$ 248,357	$ 222,073
Intangible Assets, at cost	248,357	222,073
Accumulated Amortization	-	-
Intangible Assets, Net	$ 248,357	$ 222,073

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,300,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,000,000 shares of Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 120,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2023, and December 31, 2022, 51,586 shares of Preferred Stock were issued and outstanding, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 51,500	1.00%	4/20/2020	forgiven	$ -	-	$ -	$ -	$ -					
Northern Bank SBA	$ 350,000	10.25%	8/26/2020	8/26/2030	$ 25,803	-	$ 46,029	$ 157,497	$ 251,737	$ 25,803	$ 25,803	$ 46,029	$ 205,708	$ 251,737
Notes Payable NB&T	$ 350,000	5.50%	7/1/2016	7/1/2023	$ -	-	$ -	$ -	$ -	$ 1,828	$ 1,828	$ 33,230	$ -	$ 33,230
Total					$ 25,803	$ -	$ 46,029	$ 157,497	$ 251,737	$ 27,631	$ 27,631	$ 79,259	$ 205,708	$ 284,967

Line of Credit

On March 28, 2022, the Company entered into a Line of Credit agreement with Northern Bank. The credit facility size is $250,000. The interest rate is 10.25% per annum. The total outstanding balance as of December 31, 2023 and December 31, 2022 were $223,949 and $245,297, respectively. The entire balance is classified as current as credit facility maturity date is not set.

Related Party Loans

During the years presented, the Company borrowed money from the related parties. The details of the loans are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Shannon Edgar	$ 60,000	0.00%	Fiscal Year 2022	No set maturity	$ 54,276	$ -	$ 54,276	$ -	$ -	$ -
Paragon Group Inc.	$ 707,050	0.00%	Fiscal Year 2023	No set maturity	$ 707,050		$ 707,050	$ 308,484		$ 308,484
Total					$ 761,325	$ -	$ 761,325	$ 308,484	$ -	$ 308,484

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Leases

The Company has entered into operating lease agreements with Bevovations LLC, a Massachusetts Limited Liability Company to rent business premises in Massachusetts. The lease period expires on October 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2023, are as follows:

	December 31, 2023
2024	$ 30,000
2025	-
2026	-
2027	-
2028	
Present Value Discount	(1,091)
Total	$ 28,909

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (66,510)	$ (62,687)
Valuation Allowance	66,510	62,687
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (312,626)	$ (246,116)
Valuation Allowance	312,626	246,116
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,141,930, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,141,930. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the year ended December 31, 2023, the Company obtained a loan from of its shareholders, Shannon Edgar in the amount of $60,000. The entire balance is classified as current as it has no maturity set. This loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stood at $54,276 and $0, respectively.

As of December 31, 2022, the Company has outstanding receivable from its shareholder, Shannon Edgar, in total amount of $9,724, respectively.

During the years ended December 31, 2023, and December 31, 2022, the Company obtained a loan from one of its shareholders, Paragon Group Inc., amounting to $707,050. The entire balance is classified as current, as it has no set maturity date, and the loan bears no interest. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $707,050 and $308,484, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 19, 2024, which is the date the consolidated financial statements were available to be issued.

On June 1, 2024, the amended and restated certificate of incorporation was issued, authorizing the company to issue 1,300,000 shares of common stock and 203,622 shares of preferred stock. Of the preferred stock, 51,586 shares are designated as Series Seed Preferred Stock, and 152,036 shares as Series Seed-2 Preferred Stock. So far, the company has issued 1,000,000 shares of common stock and 51,586 shares of Series Seed Preferred Stock. The 152,036 shares of Series Seed-2 Preferred Stock are reserved for the next Series Seed-2 offering.

On February 8, 2024, the company entered into a commercial lease agreement with C&A Partners LLC for 24,774 square foot space located in Millis, Massachusetts. The lease will expire on December 31, 2033. The annual base rent ranges from $173,418 to $272,514.

There have been no events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF STORMALONG CIDER

Respect the Apple™

Stormalong Cider produces award-winning hard ciders from fresh, local apples and whole ingredients. Available in thousands of retail locations including Costco, Trader Joe's, and Whole Foods, Stormalong reached over $3 million in revenue in 2023. Our consistent growth and a proven track record position us as one of the fastest-growing cider brands in the U.S.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

✓ **Quality Focus:** Stormalong is committed to using only fresh-pressed apples and whole ingredients, free from artificial additives and concentrates, to create a cider that delivers a naturally superior taste.

✓ **Strong Market Presence:** With distribution in 3K+ retail locations, including major chains like Whole Foods and Trader Joe's, we believe we're well-positioned to grow in the $14.2B global hard cider market.


its scalability and strong market demand.

THE PITCH

From Local Orchards to National Retail Shelves





FARM STAND
UNFILTERED
MASS APPEAL
MASSIVE APPEAL
IMPERIAL HARD CIDER
LEGENDARY DRY
LIGHT OF THE SUN
YUZU
JASMINE
RED SKIES AT NIGHT
PASSION FRUIT & HIBISCUS
AMERICAN HARD CIDER
STORMALONG
WE OFFER CONSUMERS A SUPERIOR CHOICE IN TASTE AND FLAVOR BY MAKING THE HIGHEST QUALITY CIDER ON THE MARKET
OUR ABC'S





At Stormalong Cider, we believe in staying true to our roots. Using fresh-pressed apples and whole ingredients, our naturally gluten-free cider is crafted without shortcuts like concentrates or artificial additives. Over the past decade, we've become a favorite among consumers, distributing to more than 3,000 retail locations, including Trader Joe's, Costco, and Whole Foods. We achieved $3 million in revenue in 2023 and have collected over 80 awards for our dedication to quality. With a strong leadership team and industry recognition, we're proud to rank #3 in Massachusetts and #26 nationwide, according to Nielsen's 2023 data.

THE OPPORTUNITY

Authenticity through Whole Ingredients







BORN IN A BARN, NOT IN A BOARDROOM

 **100% FRESH PRESSED APPLES**

 **100% WHOLE INGREDIENTS**

 **NO B.S.**

 **AWARD WINNING TRACK RECORD**

In an industry filled with overly processed, sugar-based beverages, Stormalong offers an authentic and natural alternative. We use only fresh-pressed apples and whole ingredients, ensuring our ciders are as close to nature as possible. Our customers value transparency and natural products, and we deliver on



We've built strong relationships with local farmers, and that connection to our roots helps us create a truly unique cider. Flagship offerings like our Legendary Dry are consistently top performers, and seasonal releases like "Happy Holidays", and our Maine Wild Blueberry flavor "Blue Skies", bring seasonality to our product lineup. With retail partnerships in 10 States, and steady year-over-year growth, we're now expanding even further. A new 25,000-square-foot headquarters in Millis, Massachusetts, will allow us to boost production capacity, ensuring we can meet growing demand.




	STORMALONG	ANGRY ORCHARD HARD CIDER	STELLA ARTOIS Cidre	DOWNEAST THE UNFILTERED CRAFT CIDER
No Artificial Ingredients	✔	✘	✘	✘
No Added Sugars	✔	✘	✘	✘
Not from Concentrate	✔	✘	✘	✘
100% Real Ingredients	✔	✘	✘	✘

Get Equity
$11.02 Per Share

RAISED ⓘ
$0

INVESTORS

MIN INVEST ⓘ
$341.62

VALUATION
$12.29M

THE MARKET & OUR TRACTION



"THIS IS CIDER'S MOMENT"

– MARY GUIVER

Whole Foods' principle beer category merchant



OUR CHAIN SALES GROWTH

TRADER JOE'S	Total Wine & MORE	COSTCO WHOLESALE	MARKET BASKET
+132%	**+21%**	**+773%**	**+70%**
2023 VS 2022	2023 VS 2022	2023 VS 2022	2023 VS 2022


at being true to. With a balanced customer base appealing to both men and women and a particularly strong following among younger, educated demographics, Stormalong is well-positioned to take advantage of shifting consumer preferences. As the natural and locally sourced beverage market continues to grow, we are set to capture an even greater share in the booming craft cider space.

Stormalong's extensive retail partnerships have been a strong contributor to our success. Our relationships with over 100 major retailers, including Trader Joe's, Costco, and Whole Foods, have seen continued growth, with a 773% increase in Costco sales in 2023 and Trader Joe's sales rising by 132%. Our presence in over 3,000 retail locations and sales of over 100,000 case equivalents in 2023 demonstrates the brand's momentum. We've sold more than $17 million worth of cider to wholesale partners, with a retail value exceeding $32 million. Our Rare Apple Club, launched in 2020, offers exclusive small-batch releases, helping deepen engagement with our most dedicated fans.





3000+
On and off premise locations in New England
100+
Regional and chain store locations
NATIONAL CHAINS
TRADER JOE'S
COSTCO WHOLESALE
WHOLE FOODS MARKET
Total Wine & MORE
REGIONAL CHAINS
BevMo!
Market Basket
Roche Bros.
star market
Hannaford
shaw's

WHY INVEST

Invest in Cider's Moment





100,000+
Case sales in 2023 and grew sales by 15%
51%
CAGR between 2016 to 2023
$17 Million+
Worth of cider sold to wholesale partners
STORMALONG IS THE 3RD LARGEST CIDER COMPANY IN MA AND #26 NATIONALLY
AMERICAN HARD CIDER
STORMALONG
THE

Stormalong Cider is founded on the principles of quality, craftsmanship, and authenticity, positioning us for continued success in the growing regional hard cider market. Our new 25,000 square foot headquarters in Millis, MA, will enhance our operational efficiency and include a retail tasting room for an immersive customer experience.

Your investment will help us complete the buildout, expand our sales and marketing team, and make strategic inventory purchases to optimize margins. Together, we'll continue driving sustainable growth and ensure Stormalong remains a leader in the craft cider industry.

Respect the apple and invest in Stormalong Cider!



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ABOUT

HEADQUARTERS
**12 SEWALL BROOK LANE
SHERBORN, MA 01770**

WEBSITE
View Site ↗

Stormalong Cider produces award-winning hard ciders from fresh, local apples and whole ingredients. Available in thousands of retail locations including Costco, Trader Joe's, and Whole Foods, Stormalong reached over $3 million in revenue in 2023. Our consistent growth and a proven track record position us as one of the fastest-growing cider brands in the U.S.

TERMS
Stormalong Cider

Overview

PRICE PER SHARE
$11.02

VALUATION
$12.29M

DEADLINE ⓘ
Feb. 4, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ
$341.62

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,986.02

SHARES OFFERED
Series Seed-2 Preferred Stock


MAX NUMBER OF SHARES OFFERED

11,251

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,614,837	$2,511,613
Cash & Cash Equivalents	$259,595	$137,775
Accounts Receivable	$367,439	$216,643
Short-Term Debt	$1,385,369	$793,670
Long-Term Debt	$157,497	$266,284
Revenue & Sales	$3,072,683	$2,774,604
Costs of Goods Sold	$2,006,287	$1,954,100
Taxes Paid	$0	$0


RISKS ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed-2 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed-2 Preferred Stock.

Investment Incentives and Bonuses*

Time-Based

Invest $500 within the first 2 weeks and receive 5% bonus shares

Invest $10,000 within the first 2 weeks and receive 8% bonus shares

Invest $20,000 within the first 2 weeks and receive 10% bonus shares

Amount-Based

$500

Stormalong Cap, Pint Glass; 15% off tasting room and DTC purchases 2025

$1000

Stormalong Cap, Pint Glass; $50 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; $2500; Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025

$2500

Stormalong Cap, Pint Glass; $100 Stormalong Gift Card; 15% off tasting room and DTC purchases 2025; Rare Apple Cider Club releases all 2025


10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 5 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime

$20,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 10 x $100 Stormalong Gift Card; 20% off tasting room and DTC purchases lifetime, instant seating, no reservation required. Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialities. Cidermaking apprenticeship with the Stormalong team in Millis, MA* (travel not included)

$50,000

10% Bonus Shares; Stormalong 10th year Anniversary Cap, Pint Glass; 20 x $100 Stormalong Gift Cards; 20% off tasting room and DTC purchases lifetime; Rare Apple Cider Club releases lifetime; Access to "private stash" - cidermakers' ultra limited ciders and specialties. Make your own style of cider with the Stormalong team. Private party for 30 at our new tasting room.

Loyalty Perk

Exclusive members will receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Stormalong Cider Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $11.02 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,102. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000:

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How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.


throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?   ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.


transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Now that's the sound of something delicious. But hold on, what's actually in that can?

I know we make our cider with freshly pressed local apples and whole ingredients, but I can't say the same for the majority of mass-produced hard seltzers, malt beverages, and mediocre ciders currently on the market.

Even so-called "craft" ciders are often made from concentrate—much of which is imported from China and Turkey. It's typically stripped of nutrients, pumped full of sugar, and marketed as "all-natural." It's anything but.

Stormalong is a hard cider company that does things differently.

We only use 100% freshly-pressed apples grown right here in the Northeast. We believe this results in a higher quality, better-tasting cider without any of the extra junk.

To date we've purchased over $4 million of fruit from local growers. It's just one way we support our community and reduce our environmental impact.

We've proven that our approach to cider-making is a good, profitable, and scalable business model.

We're the third-largest cider brand in Massachusetts—right behind industry giant Angry Orchard.

In 2023 sales grew by 13% to $3 million—with 2.4 MILLION cans of cider sold. And since 2016, we've achieved growth every single year with an average compound annual growth rate of 60%.

This growth wouldn't have been possible without our customers. Their votes have given 7 of our ciders a 4+ star rating, with over 29,000 reviews. In 2023, our "Farmstand Unfiltered" style was the #1-rated cider in Massachusetts, That's on top of over 80 industry awards, including 3 Good Food Awards and multiple "Best in Class" honors.

That's translated to distributors who are eager to keep our ciders stocked on shelves across the Northeast, with recent launches in New York and Chicago. Today, you can find Stormalong in thousands of retailers, including over 100 key chains like Trader Joe's, Whole Foods, and Total Wine.

But we're just getting started. The $14.2 BILLION cider market has seen regional craft brands like us grow from 33% to 54% market share in just 4 years. Consumers are thirsty for transparent, high-quality, sustainable options—and we're ready to deliver.

Our 25,000 square foot production facility in Millis, Massachusetts is already in progress, including our FIRST EVER TASTING ROOM–where visitors will be able to sample our craft ciders and experience our brand up close. This is our chance to grow our customer base even further—but to get there, we need your help.

With your investment, we aim to complete our buildout, grow our team, and expand distribution.

Our customers have gotten us to where we are today. Now, we want to offer our supporters (and newcomers to our brand) the chance to own a piece of Stormalong—and to continue growing with us on this journey.

This is your chance to help bring delicious, premium cider to the masses. Invest in Stormalong today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.